SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito C, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on May 22, 2012 (File No. 333-181576). Telefónica, S.A. is filing the documents set forth in the following Exhibit Index.

Exhibit Index

Item

Exhibit 12.1	Statement regarding Computation of Ratio of Earnings to Fixed Charges

Exhibit 23.1	Consent of Ernst & Young S.L., independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 10, 2014	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer

Exhibit 12.1

	Year ended December 31,					For the three months ended March 31
	2009	2010	2011	2012	2013	2013	2014
	(millions of euro, except ratios)
Earnings:

Profit before tax from continuing operations	10,387	13,901	6,488	5,864	6,280	1,410	1,037
Share of (profit) loss of associates	(47)	(76)	635	1,275	304	(18)	(1)
Dividends from joint ventures and associates	58	97	45	57	28	1	6
Fixed charges (see below)	3,581	3,329	3,609	4,025	3,629	855	865
Capitalized interest, net of amortization	3	3	3	3	—	—	—

Earnings	13,982	17,254	10,780	11,224	10,241	2,248	1,907

Fixed charges:

Finance cost, including amortization of debt expense and similar charges	3,581	3,329	3,609	4,025	3,629	855	865
Capitalized interest	—	—	—	—	—	—	—

Total fixed charges	3,581	3,329	3,609	4,025	3,629	855	865

Ratio of earnings to fixed charges	3.9	5.2	3.0	2.8	2.8	2.6	2.2

For the purpose of calculating ratios of earnings to fixed charges, earnings consist of profit before tax from continuing operations, plus share of profit or loss of associates, dividends from joint ventures and associates, fixed charges and capitalized interest net of amortization. Fixed charges consist of finance costs, including amortization of debt expense and similar charges, and capitalized interest.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form F-3 No. 333-181576) and related Prospectus Supplement of Telefónica, S.A. for the registration of floating rate senior notes of Telefónica Emisiones, S.A.U. guaranteed by Telefónica, S.A. and to the incorporation by reference therein of our reports dated March 21, 2014, with respect to the consolidated financial statements of Telefónica, S.A. and subsidiaries, and the effectiveness of internal control over financial reporting of Telefónica, S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, S.L.

Madrid, Spain

June 10, 2014